EXHIBIT 8.1

LIST OF SUBSIDIARIES

The following list sets forth the subsidiaries of Glory Star New Media Group Holdings Limited as of December 31, 2021:

Company	State of Incorporation
Glory Star New Media Group Limited	Cayman Islands
Glory Star New Media Group HK Limited	Hong Kong
Glory Star New Media (Beijing) Technology Co. Ltd	China
Xin Cui Can International Media (Beijing) Co. Ltd (1)	China
Horgos Glory Star Media Co., Ltd (1)	China
Glory star Media (Beijing) Co., Ltd (2)	China
Shenzhen Leshare Investment Co., Ltd (2)	China
Leshare Star (Beijing) Technology Co., Ltd (2)	China
Glory Star (Horgos) Media Technology Co.,Ltd. (2)	China
Horgos Glary Prosperity Culture Co., Ltd (2)	China
Horgos Glary Prosperity Culture Co., Ltd, Beijing Branch (3)	China

(1)	Controlled through a series of contractual arrangements with Glory Star New Media (Beijing) Technology Co. Ltd.

(2)	Subsidiary of Horgos Glory Star Media Co., Ltd

(3)	Subsidiary of Horgos Glary Prosperity Culture Co., Ltd